UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PAUL HUYNH

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

MATTHEW EMDE Director General Funds Management Division Department of Finance, Canada 13th Floor, 90 Elgin Street Ottawa, Ontario K1A 0G5	YVES POIRIER Consul Consulate General of Canada 466 Lexington Avenue 20th Floor New York, NY 10017	PAUL E. DENARO Milbank LLP 55 Hudson Yards New York, NY 10001

* The Registrant is filing this amendment to its annual report on a voluntary basis.

Table of Contents

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a) but under paragraph (b) of this item.)

Information concerning internal funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Information concerning external funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Information concerning funded debt of Canada is included on pages 32-44 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Tables and Supplementary Information”.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

As at September 30, 2024, the registrant held a de minimis amount.

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Information concerning internal floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Information concerning external floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Unmatured Market Debt”.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 16-20 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K  for  the  fiscal  year  ended March 31,  2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Government Finances”.

7. (a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

No foreign exchange controls have been established by the registrant.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 15 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Foreign Exchange and International Reserves”.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See pages 11-12 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “External Trade”.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 13-14 of Exhibit 99.D to Canada’s Amendment No. 1 to its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (file no. 033-05368) (filed on February 18, 2025) under the caption “Balance of Payments”.

* * *

RECENT DEVELOPMENTS

Potential Tariffs on Canadian Goods

On February 1, 2025, the U.S. President issued an Executive Order, Imposing Duties to Address the Flow of Illicit Drugs Across our Northern Border,’ establishing ad valorem duty rates of 10 percent on energy and energy resource imports and 25 percent on all other imports from Canada, with an effective date of February 4, 2025.

In response, on February 1, 2025, the Government of Canada announced plans to implement 25 percent tariffs on CAD$155 billion of U.S. imports. The initial phase would impose duties on CAD$30 billion of U.S. goods, effective February 4, 2025, concurrent with the U.S. measures. This first list encompasses products, including orange juice, peanut butter, alcoholic beverages, coffee, appliances, apparel, footwear, motorcycles, cosmetics, and pulp and paper. A second list, covering CAD$125 billion in U.S. imports, would undergo a 21-day public consultation period prior to implementation.

Subsequently, on February 3, 2025, both countries agreed to delay the imposition of their respective tariff measures, with the U.S. President issuing a second Executive Order, ‘Progress on the Situation at our Northern Border,’ which suspended implementation of these duty rates until March 4, 2025. The suspension’s duration depends on the U.S. President’s assessment of whether the Government of Canada has taken ‘sufficient steps’ to address the ‘crisis’ detailed in the initial Executive Order.

On February 10, 2025, the Trump Administration presented the Executive Order, “Adjusting Imports of Steel into the United States” and on February 11, “Adjusting Imports of Aluminum into the United States”. These two actions involve applying 25 percent tariffs on imports of Canadian steel and aluminum, which will have impacts in both of those sectors. These tariffs are planned to come into force on March 12, 2025. As of February 14, 2025, the Canadian government has not yet announced its response to these planned tariffs.

On February 13, 2025, the Trump Administration also presented the memorandum, “Reciprocal Trade and Tariffs”. It noted that the United States is investigating tariffs in place by U.S. trading partners and plans to implement the same tariffs on imports of those goods.

The U.S. is Canada’s largest trading partner, accounting for approximately three-quarters of Canada’s total merchandise exports. Canada is the U.S.’s second largest trading partner and the largest destination for U.S. merchandise exports. The tariffs announced by the U.S. on February 1, 2025, if implemented, together with any countermeasures, could significantly impact Canadian exports and the broader Canadian economy.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

This amendment, including the exhibits hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

Public Official Documents.

This amendment to Canada’s Form 18-K for the year ending March 31, 2024 is being filed to include an updated version of Exhibit D. Exhibit D and Exhibits C-1, C-2, C-3, C-4, and C-5 are publications of Canada and are included herein on the authority of such publications as public official documents. The information contained in any website referenced in Exhibits C-1, C-2, C-3, C-4, C-5, and D is not incorporated by reference into these exhibits or this annual report as amended.

Exhibit C-1 (Budget 2024, which was publicly released on April 16, 2024) represents Canada’s annual budget and details the economic and fiscal objectives and outlook of the Government of Canada for the fiscal year commencing on April 1, 2024 and ending on March 31, 2025, as well as related projections out to the fiscal year commencing April 1, 2028 and ending March 31, 2029. The annual budget serves as a tool for the Government of Canada to manage the economy, deliver public goods and services and address national priorities and challenges. The government’s Department of Finance is primarily responsible for preparing the annual budget, which is tabled before parliament each year and, in the case of Budget 2024, was tabled on April 16, 2024. Budget 2024 focuses on, among other things, the impact of prolonged inflation on the Canadian economy and the government’s housing initiatives.

Exhibit C-2 (Statement on Gender, Diversity, and Inclusion, which was publicly released on April 16, 2024) is prepared by the Canadian Government as a supplement to the budget to discuss and highlight governmental policies and programs which aim to achieve equitable economic, social and political outcomes for Canadians. The Statement on Gender, Diversity, and Inclusion is typically integrated into the federal budget process to ensure that government policies and processes address systemic barriers for underrepresented groups. Each new budget measure is evaluated to understand its potential impacts on different groups based on factors such as gender, race and age. The government then allocates funding for programs and initiatives such as childcare, affordable housing and employment training for the identified marginalized communities. In 2024, the Statement on Gender, Diversity, and Inclusion focused on investments needed to benefit younger Canadians, especially those from lower-income or marginalized backgrounds.

Exhibit C-3 (Tax Measures: Supplementary Information, which was publicly released on April 16, 2024) is prepared by the Canadian government as a supplement to the budget to provide additional information on tax measures proposed in Canada’s annual budget, including detailed discussions around the potential fiscal impact of the government’s planned tax measures on Canadian taxpayers, also listing ways in which Canadian income tax regulations can be amended. This supplementary information is intended to help individuals, businesses and other stakeholders understand how new or amended tax measures will function in practice by outlining the rationale, expected mechanics and expected impacts of changes to tax rates, credits or deductions. Tax Measures: Supplemental Information provides information for the same periods covered in the corresponding budget, which, in the case of 2024’s report, covers the fiscal year commencing April 1, 2023 and ending March 31, 2024 out to the fiscal year commencing April 1, 2028 and ending March 31, 2029. In 2024, Tax Measures introduced the Canadian Entrepreneurs’ Initiative, which sought to reduce the capital gains rate on certain eligible individuals in order to stimulate the Canadian economy.

Exhibit C-4 (2024 Fall Economic Statement, which was publicly released on December 16, 2024) is prepared on an annual basis to supplement and update projections in Canada’s annual budget and is intended to be a mid-year update on the country’s economic and fiscal outlook by providing a progress snapshot of the federal budget introduced earlier in the year. These updated metrics are prepared to account for changes in economic conditions such as inflation, employment levels and global economic trends since the release of the federal budget earlier in the year. The Fall Economic Statement includes, among other things, revised economic projections provided after the Budget, an updated analysis of key fiscal sustainability metrics such as Canada’s debt to GDP ratio and the Government’s updated debt management strategy. The Fall Economic Statement provides the updated outlook for Canada for the fiscal year beginning April 1, 2023 and ending March 31, 2024 through and including the fiscal year beginning April 1, 2029 and ending March 31, 2030.

Exhibit C-5 (Annual Financial Report of the Government of Canada, which was publicly released on December 17, 2024) includes the annual audited condensed consolidated financial statements of the Government of Canada and discusses the key elements driving Canada’s financial health and overall financial outlook. The Annual Financial Report also highlights and discusses notable drivers, trends and processes impacting Canada’s financial health and position, including drivers of revenues and expenses, operating deficits, federal debt and social program expenses. The Report includes Canada’s condensed consolidated financial statements covering the fiscal year beginning April 1, 2023 and ending March 31 ,2024 as well as the prior fiscal year. The Report also includes a comparison of the fiscal year beginning April 1, 2023 and ending March 31, 2024 against each of the prior fiscal year and the corresponding budget.

Exhibit D (Current Description of Canada) is an informational document, describing certain key aspects of Canada as a sovereign and as a market participant. This includes a discussion around the general overview of the Canadian economy, its monetary and banking system, its foreign exchange and international reserves and its external trade performance, among others.

This amendment to Canada’s annual report comprises:

(a)	The cover page and pages numbered 2 to 8 consecutively.

(b)	The following exhibits:

Exhibit A:	None

Exhibit B:	None

Exhibit C-1:

Copy of Budget 2024 (incorporated by reference from Exhibit 99.C-7 to Canada’s Amendment No. 1 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2023 filed April 19, 2024)*

Exhibit C-2:	Copy of Statement on Gender, Diversity, and Inclusion (incorporated by reference from Exhibit 99.C-8 to Canada’s Amendment No. 1 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2023 filed April 19, 2024)*

Exhibit C-3:

Copy of Tax Measures: Supplementary Information (incorporated by reference from Exhibit 99.C-9 to Canada’s Amendment No. 1 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2023 filed April 19, 2024)*

Exhibit C-4:	Copy of 2024 Fall Economic Statement (incorporated by reference from Exhibit 99.C-4 to Canada’s Form 18-K (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2024 filed December 19, 2024)*

Exhibit C-5:	Copy of Annual Financial Report of the Government of Canada — Fiscal Year 2023-2024 ((incorporated by reference from Exhibit 99.C-5 to Canada’s Form 18-K (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2024 filed December 19, 2024)*

Exhibit C-6:	Consent of Karen Hogan, FCPA, Auditor General of Canada†

Exhibit D:	Current Description of Canada*†

*

Unless otherwise indicated, all dollar amounts quoted herein and in the Exhibits hereto are in Canadian dollars. On February 12, 2025 the daily average rate of the Bank of Canada for conversion of Canadian dollars (“CAD” or “$”), to United States dollars (“USD” or “U.S.$”) was USD 1.00 = CAD 1.4298.

†	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 18th day of February, 2025.

CANADA

By:	/s/ Charles Perreault
Charles Perreault Senior Director Reserves Management Section Funds Management Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

Exhibit A:	None

Exhibit B:	None

Exhibit C-1:	Copy of Budget 2024 (incorporated by reference from Exhibit 99.C-7 to Canada’s Amendment No. 1 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2023 filed April 19, 2024)*

Exhibit C-2:	Copy of Statement on Gender, Diversity, and Inclusion (incorporated by reference from Exhibit 99.C-8 to Canada’s Amendment No. 1 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2023 filed April 19, 2024)*

Exhibit C-3:	Copy of Tax Measures: Supplementary Information (incorporated by reference from Exhibit 99.C-9 to Canada’s Amendment No. 1 on Form 18-K/A (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2023 filed April 19, 2024)*

Exhibit C-4:

Copy of 2024 Fall Economic Statement (incorporated by reference from Exhibit 99.C-4 to Canada’s Form 18-K (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2024 filed December 19, 2024)*

Exhibit C-5:	Copy of Annual Financial Report of the Government of Canada — Fiscal Year 2023-2024 (incorporated by reference from Exhibit 99.C-5 to Canada’s Form 18-K (file no. 033-05368) to its Annual Report for the fiscal year ended March 31, 2024 filed December 19, 2024)*

Exhibit C-6:	Consent of Karen Hogan, FCPA, Auditor General of Canada†

Exhibit D:	Current Description of Canada*†

*

Unless otherwise indicated, all dollar amounts quoted herein and in the Exhibits hereto are in Canadian dollars. On February 12, 2025 the daily average rate of the Bank of Canada for conversion of Canadian dollars (“CAD” or “$”), to United States dollars (“USD” or “U.S.$”) was USD 1.00 = CAD 1.4298.

†	Filed herewith.